UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Net Element International, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Mike Zoi

1450 S. Miami Avenue

Miami, FL 33130

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102	Page 2 of 12

1)	Names of Reporting Persons Mike Zoi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 144 (See Item 5)
	8)	Shared Voting Power 16,400,289 (See Item 5)
	9)	Sole Dispositive Power 144 (See Item 5)
	10)	Shared Dispositive Power 16,400,289 (See Item 5)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,400,433 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 58.2%
14)	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 64111R 102	Page 3 of 12

1)	Names of Reporting Persons Enerfund, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC, AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 14,525,288 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 14,525,288 (See Item 5)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,525,288 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 51.5%
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64111R 102	Page 4 of 12

1)	Names of Reporting Persons TGR Capital, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC, AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 7,056,594 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 7,056,594 (See Item 5)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,056,594 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 25.0%
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64111R 102	Page 5 of 12

1)	Names of Reporting Persons MZ Capital LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 1,148,438 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 1,148,438 (See Item 5)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,148,438 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 4.1%
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64111R 102	Page 6 of 12

1)	Names of Reporting Persons MZ Capital LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 726,563 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 726,563 (See Item 5)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 726,563 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 2.6%
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64111R 102	Page 7 of 12

Item 1.          Security and Issuer

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.0001 per share ("Common Stock"), of Net Element International, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1450 South Miami Avenue, Miami, Florida 33130.

Item 2.          Identity and Background

(a) This statement is being jointly filed by Mike Zoi, Enerfund, LLC, a Florida limited liability company ("Enerfund"), TGR Capital, LLC, a Florida limited liability company ("TGR"), MZ Capital LLC, a Delaware limited liability company ("MZ Delaware"), and MZ Capital LLC, a Florida limited liability company ("MZ Florida" and collectively with Mike Zoi, Enerfund, TGR and MZ Delaware, the "Reporting Persons"). Mike Zoi is the managing member of Enerfund and the manager of each of TGR, MZ Delaware and MZ Florida. Enerfund is the controlling member of TGR.

(b) The principal business address of each of the Reporting Persons is 1450 South Miami Avenue, Miami, Florida 33130.

(c) The present principal occupation of Mike Zoi is investing his personal funds and funds held by Enerfund, TGR, MZ Delaware, MZ Florida and other entities controlled by Mr. Zoi. The present principal business of each of Enerfund, TGR, MZ Delaware and MZ Florida is to make, hold and dispose of investments.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mike Zoi is a citizen of the United States of America. Enerfund is a limited liability company organized under the laws of the State of Florida. TGR is a limited liability company organized under the laws of the State of Florida. MZ Delaware is a limited liability company organized under the laws of the State of Delaware. MZ Florida is a limited liability company organized under the laws of the State of Florida.

Item 3.          Source and Amount of Funds or Other Consideration

On June 12, 2012, Net Element, Inc., a Delaware corporation ("Net Element"), and the Issuer (then a Cayman Islands limited corporation known as Cazador Acquisition Corporation Ltd.) entered into an Agreement and Plan of Merger (the "Merger Agreement"). On October 2, 2012, the parties closed the transactions contemplated by the Merger Agreement and Net Element merged (the "Merger") with and into the Issuer, resulting in Net Element ceasing to exist and the Issuer continuing as the surviving company in the Merger. Immediately prior to consummation of the Merger, the Issuer re-domesticated and converted into a Delaware corporation. In connection with the Merger, the Issuer changed its name to Net Element International, Inc. At the effective time of the Merger, each share of common stock of Net Element ("Net Element Shares") issued and outstanding immediately prior to the effective time of the Merger (other than Net Element Shares held by Net Element as treasury stock or by any of its direct or indirect wholly-owned subsidiaries, which were cancelled at the effective time of the Merger, and Net Element Shares with respect to which appraisal rights, to the extent available under the Delaware General Corporation Law, were properly exercised and not withdrawn) was cancelled and converted into the right to receive 1/40 (or 0.025) of a share of Common Stock of the Issuer.

CUSIP No. 64111R 102	Page 8 of 12

Immediately prior to consummation of the Merger, Mike Zoi directly owned 5,754 Net Element Shares, which were cancelled and converted into the right to receive 144 shares of Common Stock of the Issuer in the Merger. Immediately prior to consummation of the Merger, Enerfund directly owned 298,747,729 Net Element Shares, which were cancelled and converted into the right to receive 7,468,694 shares of Common Stock of the Issuer in the Merger. Immediately prior to consummation of the Merger, TGR directly owned 282,263,749 Net Element Shares, which were cancelled and converted into the right to receive 7,056,594 shares of Common Stock of the Issuer in the Merger. Immediately prior to consummation of the Merger, MZ Delaware directly owned 45,937,500 Net Element Shares, which were cancelled and converted into the right to receive 1,148,438 shares of Common Stock of the Issuer in the Merger. Immediately prior to consummation of the Merger, MZ Florida directly owned 29,062,500 Net Element Shares, which were cancelled and converted into the right to receive 726,563 shares of Common Stock of the Issuer in the Merger.

Net Element Shares owned directly by Mike Zoi prior to the Merger were purchased by Mr. Zoi with his personal funds. Net Element Shares owned directly by each of Enerfund and TGR prior to the Merger were purchased with their respective working capital and certain of such Net Element Shares were acquired pursuant to the cashless exercise of warrants. Net Element Shares held directly by each of MZ Delaware and MZ Florida were acquired in connection with Net Element's acquisition of Openfilm, LLC, whereupon Enerfund contributed shares received in the acquisition of Openfilm to MZ Delaware and MZ Florida in January 2011.

Item 4.           Purpose of Transaction

The disclosures contained under Item 3 relating to the Merger Agreement and the Merger are incorporated herein by this reference. A change in control of the Issuer occurred as a result of the consummation of the Merger. Effective immediately following consummation of the Merger, Mike Zoi was no longer a director and Chief Executive Officer of Net Element, and he was appointed a director of the Issuer.

The Reporting Persons will continue to evaluate their respective investments in the Issuer on an ongoing basis. The Reporting Persons reserve the right to change their intentions, as deemed appropriate in light of their ongoing evaluation, with respect to the Issuer and their respective investments in the securities of the Issuer, which evaluation may be based on various factors, including, without limitation, the Issuer's business, operations, financial condition, prospects, business development, management, competitive and strategic matters, general industry and/or economic conditions, the price and availability of shares of the Issuer's capital stock, the conditions of the securities markets in general and those for the Issuer's securities in particular, as well as other developments, liquidity requirements of the Reporting Persons, and other investment considerations. Accordingly, in particular, the Reporting Persons may at any time and from time to time, as circumstances warrant without prior notice, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer, or instruments convertible into or exercisable for any such securities, including shares of Common Stock of the Issuer, or dispose of all or any portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire.

CUSIP No. 64111R 102	Page 9 of 12

The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding various matters, including one or more plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and/or (j) any action similar to any of those enumerated above. Except as described above under this Item 4, the Reporting Persons currently have no definitive plan or proposal that relates to or would result in any such transaction, event or action.

Item 5.           Interest in Securities of the Issuer

(a)          The disclosures contained under Item 3 are incorporated herein by this reference.

As of October 2, 2012, Mike Zoi beneficially owned 16,400,433 shares of Common Stock of the Issuer, which represented 58.2% of the Issuer's outstanding Common Stock based on an estimated 28,201,134 shares of Common Stock outstanding as of October 2, 2012. Such shares of Common Stock consist of: (i) 144 shares of Common Stock owned directly by Mr. Zoi; (ii) 7,468,694 shares of Common Stock indirectly owned by Mr. Zoi through Enerfund; (iii) 7,056,594 shares of Common Stock indirectly owned by Mr. Zoi through TGR; (iv) 1,148,438 shares of Common Stock indirectly owned by Mr. Zoi through MZ Delaware; and (v) 726,563 shares of Common Stock indirectly owned by Mr. Zoi through MZ Florida. Mike Zoi has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 144 shares of Common Stock owned directly by him. Mike Zoi has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 16,400,289 shares of Common Stock, as further described below. As the managing member of Enerfund and the manager of each of TGR, MZ Delaware and MZ Florida, Mike Zoi shares with each of those entities the power to vote or direct the vote of, and to dispose or direct the disposition of, the respective shares of Common Stock beneficially owned by each of those entities. In addition, as further described in Item 6 below, Mike Zoi and Dmitry Kozko have agreed to vote their shares in the Issuer in favor of James Caan as a director of the Issuer, and, as a result, Mr. Zoi is deemed to have beneficial ownership of all of the shares of Common Stock beneficially owned by Mr. Kozko. As of October 2, 2012, Dmitry Kozko beneficially owned 627,450 shares of Common Stock of the Issuer. Mr. Zoi has no power to dispose or direct the disposition of, and, except to the extent provided in the agreement described in Item 6 below, no power to vote or direct the vote of, any securities beneficially owned by Dmitry Kozko.

CUSIP No. 64111R 102	Page 10 of 12

As of October 2, 2012, Enerfund beneficially owned 14,525,288 shares of Common Stock of the Issuer, which represented 51.5% of the Issuer's outstanding Common Stock based on an estimated 28,201,134 shares of Common Stock outstanding as of October 2, 2012. Such shares of Common Stock consist of: (i) 7,468,694 shares of Common Stock owned directly by Enerfund; and (ii) 7,056,594 shares of Common Stock indirectly owned by Enerfund through TGR. Enerfund has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. Enerfund has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 14,525,288 shares of Common Stock, as further described below. Enerfund shares with its managing member, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it. As the controlling member of TGR, Enerfund shares with TGR the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by TGR.

As of October 2, 2012, TGR beneficially owned 7,056,594 shares of Common Stock of the Issuer, which represented 25.0% of the Issuer's outstanding Common Stock based on an estimated 28,201,134 shares of Common Stock outstanding as of October 2, 2012. TGR has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. TGR has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 7,056,594 shares of Common Stock, as further described below. TGR shares with its sole member, Enerfund, and Mike Zoi, as the managing member of Enerfund, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by TGR.

As of October 2, 2012, MZ Delaware beneficially owned 1,148,438 shares of Common Stock of the Issuer, which represented 4.1% of the Issuer's outstanding Common Stock based on an estimated 28,201,134 shares of Common Stock outstanding as of October 2, 2012. MZ Delaware has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. MZ Delaware has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 1,148,438 shares of Common Stock, as further described below. MZ Delaware shares with its sole manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

As of October 2, 2012, MZ Florida beneficially owned 726,563 shares of Common Stock of the Issuer, which represented 2.6% of the Issuer's outstanding Common Stock based on an estimated 28,201,134 shares of Common Stock outstanding as of October 2, 2012. MZ Florida has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. MZ Florida has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 726,563 shares of Common Stock, as further described below. MZ Florida shares with its sole manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

CUSIP No. 64111R 102	Page 11 of 12

(b)          The disclosures contained in Item 5(a) above are incorporated herein by this reference.

The principal business address of Dmitry Kozko is 1450 South Miami Avenue, Miami, Florida 33130. The present principal occupation of Mr. Kozko is President and a director of the Issuer. Mr. Kozko has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Kozko has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kozko is a citizen of the United States of America.

(c)          No transactions in the Issuer's Common Stock have been effected by the Reporting Persons during the 60 days prior to October 12, 2012 except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by this reference.

(d)          Not applicable.

(e)          Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 28, 2010, Mike Zoi and Dmitry Kozko entered into an agreement to vote their shares in the Issuer in favor of James Caan as a director of the Issuer. Such agreement to vote expires pursuant to its terms on December 14, 2013.

Item 7.           Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated October 12, 2012, by and among Mike Zoi, Enerfund, LLC, TGR Capital, LLC, MZ Capital LLC (Delaware), and MZ Capital LLC (Florida)

2	Agreement of Mike Zoi and Dmitry Kozko to vote their shares in the Issuer in favor of James Caan as a director of the Issuer (included in Consulting Agreement dated October 12, 2009 between Openfilm, LLC and James Caan, as amended by the letter agreement dated October 12, 2009 signed by Mike Zoi and the letter agreement dated September 28, 2010 among Enerfund, LLC, Dmitry Kozko, James Caan and Mike Zoi) (incorporated by reference to Exhibit 4.2 to the Annual Report of Net Element, Inc. on Form 10-K filed with the Securities and Exchange Commission on March 30, 2012)

CUSIP No. 64111R 102	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2012	/s/ Mike Zoi
Date	Mike Zoi

ENERFUND, LLC

October 12, 2012	By:	/s/ Mike Zoi

Date	Name:	Mike Zoi
	Title:	Managing Member

TGR CAPITAL, LLC

By: ENERFUND, LLC, its Managing Member

October 12, 2012	By:	/s/ Mike Zoi

Date	Name:	Mike Zoi
	Title:	Managing Member

MZ CAPITAL LLC (Delaware)

October 12, 2012	By:	/s/ Mike Zoi

Date	Name:	Mike Zoi
	Title:	Manager

MZ CAPITAL LLC (Florida)

October 12, 2012	By:	/s/ Mike Zoi

Date	Name:	Mike Zoi
	Title:	Manager